UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CHINA MING YANG WIND POWER GROUP LTD.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

16951C108
(CUSIP Number)

October 1,  2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[     ]           Rule 13d-1(c)

[ X ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages

CUSIP No.: 16951C108	Page 2 of 8 Pages

1.	Names of Reporting Persons. ICBC International Investment Management Limited
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,985,400
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,985,400
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,985,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.79%
12.	Type of Reporting Person: CO

CUSIP No.: 16951C108	Page 3 of 8 Pages

1.	Names of Reporting Persons. ICBC International Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,985,400
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,985,400
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,985,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.79%
12.	Type of Reporting Person: CO

CUSIP No.: 16951C108	Page 4 of 8 Pages

1.	Names of Reporting Persons. Industrial and Commercial Bank of China Limited
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization The People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,985,400
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,985,400
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,985,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.79%
12.	Type of Reporting Person: CO, HC

Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

China Ming Yang Wind Power Group Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Jianye Road Mingyang Industry Park National Hi-Tech Industrial Development Zone Zhongshan, Guangdong Province PRC 528437

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of ICBC International Investment Management Limited (“ICBCIIM”), ICBC International Holdings Limited (“ICBCIH”) and Industrial and Commercial Bank of China Limited (“ICBC”).  ICBCIIM is 100% owned by ICBCIH which is in turn 100% owned by ICBC.

This statement relates to 10,985,400 ordinary shares of China Ming Yang Wing Power Group Ltd. (“China Ming Yang”), all of which are held by ICBCIIM.

Item 2(b).	Address of Principal Business Office or, If None, Residence:

Level 17 & 18, Three Pacific Place 1 Queen's Road East Hong Kong

Item 2(c).	Citizenship:

ICBCIIM is a British Virgin Islands company, ICBCIH is a Hong Kong company and ICBC is a PRC company.

Item 2(d).	Title of Class of Securities:

Ordinary shares (the “Shares”)

Item 2(e).	CUSIP Number:

16951C108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Page 6 of 8 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

10,985,400 Shares.

Item 4(b)	Percent of Class:

8.79%.

Item 4(c)	Number of Shares of which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	10,985,400
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	10,985,400

Item 5.	Ownership of Five Percent or Less of a Class:

 This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

 This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ICBC INTERNATIONAL INVESTMENT MANAGEMENT LIMITED

Dated: January 29, 2011	By: /s/ YEUNG Yuk Lun
Name: YEUNG Yuk Lun
Title: Director

ICBC INTERNATIONAL HOLDINGS LIMITED

Dated: January 29, 2011	By: /s/ PAN Fusheng
Name: PAN Fusheng
Title: Director

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED

Dated: February 14, 2011	By: /s/ HU Hao
Name: HU Hao
Title: Secretary of the Board

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares of China Ming Yang Wind Power Group Ltd., and further agree to the filing of this Agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

February 14, 2011

ICBC INTERNATIONAL INVESTMENT MANAGEMENT LIMITED

By: /s/ YEUNG Yuk Lun
Name: YEUNG Yuk Lun
Title: Director

ICBC INTERNATIONAL HOLDINGS LIMITED

By: /s/ PAN Fusheng
Name: PAN Fusheng
Title: Director

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED

By: /s/ HU Hao
Name: HU Hao
Title: Secretary of the Board